                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                Fan Energy, Inc.
                             -----------------------
                              a Nevada corporation

                                  Common Stock
                           ---------------------------
                         (Title of Class of Securities)

                                   306907 10 6
                                 ---------------
                                 (CUSIP Number)

                               Alan W. Peryam, LLC
                         1120 Lincoln Street, Suite 1000
                           Denver, Colorado 80203-2138
                                 (303) 866-0900
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 8, 2001
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 306907 10 6       SCHEDULE 13D                             Page 2 of 9

================================================================================
1    NAME OF REPORTING PERSON(S)
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)
     John J. Shebanow
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X] Yes
                                                                     (b) [ ]  No
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER
        SHARES                         4,900,000 Shares
--------------------------------------------------------------------------------
     BENEFICIALLY         8       SHARED VOTING POWER
       OWNED BY                       11,700,000 Shares
--------------------------------------------------------------------------------
         EACH             9       SOLE DISPOSITIVE POWER
       REPORTING                       4,900,000 Shares
--------------------------------------------------------------------------------
        PERSON            10      SHARED DISPOSITIVE POWER
         WITH                         11,700,000 Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
      16,600,000 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES *
                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       47.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       IN
================================================================================

CUSIP No. 306907 10 6       SCHEDULE 13D                             Page 3 of 9

================================================================================
1    NAME OF REPORTING PERSON(S)
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)
     Alex Gassiot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X] Yes
                                                                     (b) [ ]  No
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER
        SHARES                         4,900,000 Shares
--------------------------------------------------------------------------------
     BENEFICIALLY         8       SHARED VOTING POWER
       OWNED BY                       11,700,000 Shares
--------------------------------------------------------------------------------
         EACH             9       SOLE DISPOSITIVE POWER
       REPORTING                       4,900,000 Shares
--------------------------------------------------------------------------------
        PERSON            10      SHARED DISPOSITIVE POWER
         WITH                         11,700,000 Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
      16,600,000 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES *
                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       47.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       IN
================================================================================

CUSIP No. 306907 10 6       SCHEDULE 13D                             Page 4 of 9

================================================================================
1    NAME OF REPORTING PERSON(S)
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)
     APG Associates, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X] Yes
                                                                     (b) [ ]  No
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada
--------------------------------------------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER
        SHARES                        11,700,000 Shares
--------------------------------------------------------------------------------
     BENEFICIALLY         8       SHARED VOTING POWER
       OWNED BY                                0 Shares
--------------------------------------------------------------------------------
         EACH             9       SOLE DISPOSITIVE POWER
       REPORTING                      11,700,000 Shares
--------------------------------------------------------------------------------
        PERSON            10      SHARED DISPOSITIVE POWER
         WITH                                  0 Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
      11,700,000 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES *
                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       33.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       OO
================================================================================

CUSIP No. 306907 10 6       SCHEDULE 13D                             Page 5 of 9

ITEM 1. SECURITY AND ISSUER

   Class:     Common Stock ("Shares")

   Issuer:    Fan Energy Inc., 5355 Capital Court, Suite 108
              Reno, Nevada 89502

ITEM 2. IDENTITY AND BACKGROUND OF REPORTING PERSONS

       This report is filed by the following reporting persons:

                John J. Shebanow
                Alex Gassiot
                APG Associates, LLC.

       Information for Mr. Shebanow is as follows:

   (a) Name:             John J. Shebanow

   (b) Address:          5355 Capital Court, Suite 108, Reno, Nevada 89502

   (c) Occupation:       President of Issuer

   (d) Convictions:      Mr. Shebanow has not been convicted in any criminal
                         proceeding during the last five years (excluding
                         traffic violations or similar misdemeanor).

   (e) Civil  actions:   Mr. Shebanow is not subject to a judgment, decree
                         or final order enjoining future violations of federal
                         or state securities laws.

   (f) Citizenship:      USA

       Information for Mr. Gassiot is as follows:

   (a) Name:             Alex Gassiot

   (b) Address:          3550 Barron Way, Suite 11B, Reno, Nevada 89511

   (c) Occupation:       Private investor

   (d) Convictions:      Mr. Gassiot has not been convicted in any criminal
                         proceeding during the last five years (excluding
                         traffic violations or similar misdemeanor).

   (e) Civil  actions:   Mr. Gassiot is not subject to a judgment, decree
                         or final order enjoining future violations of federal
                         or state securities laws.

   (f) Citizenship:      USA

       Information for APG Associates, LLC is as follows:

   (a) Name:             APG Associates, LLC, a Nevada limited liability company

   (b) Address:          3550 Barron Way, Suite 11B, Reno, Nevada 89511

   (c) Occupation:       Not applicable

   (d) Convictions:      APG Associates, LLC has not been convicted in any
                         criminal proceeding during the last five years
                         (excluding traffic violations or similar misdemeanor).

   (e) Civil  actions:   APG Associates, LLC is not subject to a judgment, decree
                         or final order enjoining future violations of federal
                         or state securities laws.

   (f) Citizenship:      Not applicable

CUSIP No. 306907 10 6       SCHEDULE 13D                             Page 6 of 9

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       APG Associates, LLC acquired 3.25 million shares of common stock of the
Issuer for $650,000 on January 8, 2001. Of the purchase price, $50,000 was paid using working capital of APG Associates, LLC. The balance was paid by delivering the secured promissory not of APG Associates, LLC to the Issuer.

       APG Associates, LLC also received 8.45 million shares of common stock of the Issuer in exchange for the net interest of APG Associates, LLC in assets transferred to the Issuer January 8, 2001 in exchange for common stock of the
Issuer.

       Mr. Shebanow received 4.9 million shares of common stock of the Issuer in exchange for his net interest in certain assets transferred to the Issuer
January 8, 2001 in exchange for common stock of the Issuer.

       Mr. Gassiot received 4.9 million shares of common stock of the Issuer in exchange for his net interest in certain assets transferred to the Issuer
January 8, 2001 in exchange for common stock of the Issuer.

ITEM 4: PURPOSE OF TRANSACTION

       The Reporting Persons acquired the securities of the Issuer for the purpose of assuming control of the Issuer and causing the Issuer to enter into the business of developing, marketing, manufacturing and selling 3.5 inch micro floppy disks, a new business for the Issuer.

    (a)  None

    (b)  The Reporting Persons intend to consider whether a reverse stock split of the Issuer's outstanding common stock should be effected.

    (c)  None

    (d)  At the time that the Reporting Persons acquired the securities of the
         Issuer, Mr. Shebanow, Mr. Gassiot and Robert Hamblen, were added to the
         Board of Directors of the Issuer at the request of the Reporting
         Persons.  Also, Mr. Shebanow became the President of the Issuer.

    (e)  None

    (f)  None

    (g)  None

    (h)  None

    (i)  None

    (j)  None

ITEM 5: INTEREST IN SECURITIES OF ISSUER.

     After receiving the securities described in this report, the Reporting
Persons:

     (a) Beneficially  own 21.5 million shares of the Issuer's common stock which constitutes 61.5% of Issuer's outstanding common stock.  Of such shares, Mr. Shebanow owns 4.9 million shares directly and beneficially,
         Mr. Gassiot owns 4.9 million shares directly and beneficially and APG
         Associates, LLC, of which Mr. Shebanow and Mr. Gassiot are the managers with power and authority to vote and dispose of the Issuer's shares owned, directly and beneficially owns 11.7 million shares.

CUSIP No. 306907 10 6       SCHEDULE 13D                             Page 7 of 9

     (b)  See response to Item (a) above.

     (c)  Except for the receipt of common stock described in this report, there have been no transactions in securities of the Issuer.

     (d)  The Reporting Persons are the only persons who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the
          Reporting Persons.

     (e)  Not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        TO SECURITIES OF THE ISSUER.

     Of the shares of common stock of Issuer acquired by APG Associates, LLC,
6.25 million shares are subject to cancellation in the event APG Associates, LLC fails to satisfy its obligations under the secured promissory note delivered to the Issuer as partial payment for a portion of the shares acquired.

ITEM 7: MATERIALS TO BE FILED AS EXHIBITS.

        Exhibit A -- Joint Filing Agreement

CUSIP No. 306907 10 6       SCHEDULE 13D                             Page 8 of 9

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

January   , 2001
                                          /s/ John J. Shebanow
                                          --------------------------------------
                                          John J. Shebanow

                                          /s/ Alex Gassiot
                                          --------------------------------------
                                          Alex Gassiot, Manager

                                          APG ASSOCIATES, LLC

                                          By: /s/ John J. Shebanow
                                             -----------------------------------
                                             John J. Shebanow, President

CUSIP No. 306907 10 6       SCHEDULE 13D                             Page 9 of 9

                                   EXHIBIT A

                             JOINT FILING AGREEMENT

     Each of the undersigned hereby agrees and consents to the execution and joint filing of this Schedule 13D regarding beneficial ownership of common stock of Fan Energy Inc. as of January 8, 2001.

     IN WITNESS WHEREOF,  the undersigned have executed this agreement as of the
__th day of January, 2001.

                                       By: /s/ John J. Shebanow
                                          ---------------------------------
                                          John J. Shebanow, Manager

                                       By: /s/ Alex Gassiot
                                          ---------------------------------
                                          Alex Gassiot, Manager

                                       APG ASSOCIATES, LLC

                                       By: /s/ John J. Shebanow
                                          ---------------------------------
                                          John J. Shebanow, Managing Member